Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, CT 06897
(203) 762-2499

                        September 6, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Startech Environmental Corporation
Registration Statement on Form S-1 (No. 333-119668)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby apply for voluntary withdrawal of the above-referenced registration statement, including all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was initially filed on October 8, 2004.

The Registration Statement covers the resale of shares of our common stock by the selling securityholders named in the Registration Statement.  We request the withdrawal because we are in the process of filing new registration statements to cover the resale of shares of common stock by the selling securityholders identified in the Registration Statement in lieu of filing a post-effective amendment to the Registration Statement.

If you have any questions with respect to this matter, please call Mr. Scott Rosenblum at (212) 715-9411.  Thank you for your assistance in this matter.

                               Sincerely,

                               /s/ Peter J. Scanlon
                               Peter J. Scanlon
                   Chief Financial Officer